UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

CADENCE PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Theodore R. Schroeder

President and Chief Executive Officer

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, California 92130

(858) 436-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cadence Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Madison Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mallinckrodt plc, an Irish public limited company (“Parent” or “Mallinckrodt”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $14.00 per Share (the “Offer Price”), net to seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 19, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following new text after the second paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 13 of the Schedule 14D-9:

“The Company initially engaged Lazard when a sizeable pharmaceutical company (“Party X”) expressed interest in acquiring the Company. On July 8, 2010, the Company and Party X entered into a confidentiality agreement, which included a standstill provision. On November 19, 2010, Party X submitted an unsolicited, non-binding, preliminary indication of interest in an all-cash acquisition that valued the Company at approximately $750.0 million. The Company rejected this proposal for insufficient value, and the confidentiality agreement terminated by its own terms on July 8, 2011. There have been no subsequent discussions with, or indications of interest from, Party X.

Thereafter, Lazard periodically consulted with the Company regarding potential financing alternatives, strategic acquisitions, and the possibility of a transformative transaction.”

•	By amending and restating the third paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 13 of the Schedule 14D-9 as follows:

“On July 8, 2013, the Chief Executive Officer of another sizeable pharmaceutical company (“Party A”) expressed possible interest in acquiring the Company in a meeting with Theodore Schroeder, President and Chief Executive Officer of the Company. Mr. Schroeder informed certain members of the Company Board, including the Chairman of the Company Board, of this expression of interest.”

•	By amending and restating the fourth paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 13 of the Schedule 14D-9 as follows:

“On August 19, 2013, the Company and Party A entered into a confidentiality agreement, consistent with direction previously received by management from the Company Board. This confidentiality agreement included a standstill provision that terminated upon the execution of the merger agreement.”

•	By adding the following two new sentences at the end of the sixth paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 13 of the Schedule 14D-9:

“Mr. Schroeder informed the Company Board of this expression of interest. Mr. Schroeder had previously reported to Mr. Trudeau for a brief period when both individuals had worked at another pharmaceutical company in 1998-99.”

•	By amending and restating the 14th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 14 of the Schedule 14D-9 as follows:

“On December 20, 2013, the Company Board held a telephonic meeting to discuss potential strategic transactions. Representatives of Lazard and Latham & Watkins LLP were present, as were members of the Company’s management. Representatives of Lazard discussed strategic considerations and alternatives, including a possible sale of the Company and remaining independent with the possibility of building synergies by acquiring additional products. With regard to a possible sale of the Company, Lazard presented an analysis of the pharmaceutical industry, identifying eleven domestic and foreign pharmaceutical companies (including Mallinckrodt) that had previously expressed at least some level of interest in the hospital industry generally, OFIRMEV or the Company over the past years. As part of an “illustrative process design,” Lazard discussed with the Company Board the possibility that the Company could formally contact potential buyers and go to the market after the JP Morgan Healthcare Conference in San Francisco, California. In addition to the presentation from Lazard, representatives of Latham & Watkins reviewed with the Company Board key principles related to the Board’s fiduciary duties in the context of a potential sale of the Company. The Company Board determined to retain Centerview Partners LLC (“Centerview”) as an additional financial advisor, in light of its expertise with respect to the pharmaceutical industry generally and its recent involvement, on behalf of other Centerview clients, in negotiating transactions opposite another potential acquiror of the Company, to provide co-financial advisory services in connection with the Company Board’s consideration of potential strategic alternatives. Certain members of the Company Board served as directors of certain of the companies involved in those recent transactions. The Company Board believed that consultation from both Lazard and Centerview would allow them to maximize their ability to identify and negotiate with potential acquirors of the Company. The Company signed an engagement letter with Centerview on January 7, 2014. The Company Board authorized management to continue discussions with Party A and Mallinckrodt. In order to gauge preliminary interest in a possible strategic transaction, the Company Board also authorized management to schedule meetings with other companies at the upcoming JP Morgan Healthcare Conference in early January 2014. After considering Lazard’s presentation and consulting with the Company Board, Company management ultimately scheduled meetings with eight companies, including Mallinckrodt, deemed most likely to be interested in a potential transaction with the Company; one of the companies never showed up for its meeting. The Company Board discussed that, due to volatility in the stock price of potential acquirers and the risk arising from that volatility, offers with significant cash components would be highly preferred. The Company Board also agreed to discuss at its regularly-scheduled meeting on January 23, 2014 whether to commence a formal process to solicit interest in a potential acquisition of the Company.”

•	By amending the 15th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 14 of the Schedule 14D-9 by deleting the words “as well” at the end of such paragraph.

•	By amending and restating the 17th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 15 of the Schedule 14D-9 as follows:

“From January 13 through 15, 2014, management of the Company met with six pharmaceutical companies, in addition to Mallinckrodt, while at the JP Morgan Healthcare Conference in San Francisco, California to provide an update on the Company and determine interest in a possible acquisition of the Company. Lazard and Centerview likewise held numerous meetings with pharmaceutical companies during the JP Morgan Healthcare Conference. During selected meetings, in the normal course, Lazard and Centerview gauged if there was any interest in a strategic transaction with companies in the hospital industry. One of the Company’s meetings was with representatives of Party A on January 13, 2014, where the representatives of the Company and Party A again discussed the merits of a possible transaction. At the meeting, Mr. Schroeder emphasized the Company’s desire for a transaction with substantial cash consideration. Party A agreed to begin work on how to finance an all-cash transaction. Mr. Schroeder encouraged Party A to provide an indication of value and a proposed structure prior to the Company’s next regularly-scheduled Board meeting on January 23, 2014. The other pharmaceutical companies did not contact the Company following these meetings to express an interest in a possible strategic acquisition, nor has any other pharmaceutical company contacted the Company following the JP Morgan Healthcare Conference regarding a potential transaction.”

•	By amending and restating the third sentence of the 20th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 15 of the Schedule 14D-9 as follows:

“Representatives of Lazard and Centerview reviewed a preliminary financial analysis with the Company Board and although Lazard had previously discussed with the Company Board an illustrative sale process, discussed their view with the Company Board that at that time there was a low likelihood of any other potential parties identified by Lazard or Centerview having the ability or willingness to offer $14.00 per share or more based on their assessment of discounted cash flows, comparable company analysis and their knowledge of the industry and such other players.”

•	By amending and restating the first sentence of the 22nd paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 16 of the Schedule 14D-9 as follows:

“Also, on January 21, 2014, representatives of Latham & Watkins and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Mallinckrodt, held a telephonic meeting to discuss key terms around the termination fee, deal price and an inquiry of selected parties through the Company’s financial advisors to assess and invite interest in an acquisition of the Company, or market check.”

•	By adding the following new sentence at the end of the 23rd paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 16 of the Schedule 14D-9:

“Given the perceived high risks associated with Party A’s stock, a proposal from Party A with a higher value would be necessary to interest the Company Board in proceeding with Party A.”

•	By amending and restating the 24th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 16 of the Schedule 14D-9 as follows:

“On January 22, 2014, Mr. Trudeau contacted Mr. Schroeder by telephone and suggested during this conversation that Mallinckrodt might be willing to bridge the $14.00—$15.00 price gap between the two parties by paying either $14.50 per share in cash or $14.00 per share in cash plus a contingent value right with a value of approximately $1.00 per share. The specific terms of a contingent value right were not discussed at this time. Mr. Schroeder responded that he would discuss the offer with the Company Board.”

•	By adding the following new sentence after the first sentence of the 26th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 16 of the Schedule 14D-9:

“Representatives of Lazard and Centerview discussed how, depending on the course of negotiations with Mallinckrodt and the terms of any proposed transaction, the Company could potentially conduct a market check expeditiously given the small number of potential purchasers.”

•	By amending and restating the first sentence of the 29th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 17 of the Schedule 14D-9 as follows:

“Also on January 31, 2014, Latham & Watkins sent a revised draft merger agreement to Wachtell Lipton with proposals on the rights of Mallinckrodt to match any potential alternative acquisition proposal, the size of the termination fee, specific performance remedies for breach by Mallinckrodt and marketing periods in connection with Mallinckrodt’s financing efforts to support the acquisition.”

•	By amending and restating the 32nd paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 18 of the Schedule 14D-9 as follows:

“On February 2, 2014, Mr. Trudeau called Mr. Schroeder to discuss Mallinckrodt’s initial due diligence findings and an updated valuation of the Company. Based on these due diligence matters, Mr. Trudeau communicated a revised offer of $13.00 per share in cash plus a contingent value right that would potentially pay an additional $2.00 per share to the Company’s stockholders in several years. Following this conversation, representatives of Deutsche Bank provided representatives of Lazard and Centerview with a conceptual summary of the terms of the contingent value right that Mallinckrodt was prepared to offer. The proposed contingent value right was designed to pay royalty payments based on the Company’s net sales in calendar years 2018, 2019, and 2020, with Mallinckrodt having the option to buy out such contingent value rights for $2.00 per share before December 31, 2016.”

•	By amending and restating the second sentence of the 33rd paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 18 of the Schedule 14D-9 as follows:

“Pursuant to authorization provided by the Company Board, Mr. Schroeder told Mr. Trudeau that the Company was willing to proceed with a transaction with Mallinckrodt only if Mallinckrodt would agree to pay $14.00 per share in cash, without any contingent consideration, but that in order to do so, the Company would require a very low termination fee, in the range of 1.5% to 2.0% of the equity value of the proposed transaction and otherwise generally favorable deal protection provisions in the merger agreement.”

•	By amending and restating the subsection captioned “Discounted Cash Flow Analysis – Management Operating Plan” under the subsection heading entitled “Background and Reasons for the Company Board’ s Recommendation – Opinions of the Company’s Financial Advisors” on page 30 of the Schedule 14D-9 as follows:

“The Company’s financial advisors performed a discounted cash flow analysis of the Company based on certain operating plan financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to the Company’s financial advisors by the Company for purposes of the financial analyses (the “Management Operating Plan”). The Company’s financial advisors calculated the present value of the unlevered, after-tax, free cash flows that the Company was forecasted to generate for the full fiscal years 2014 through 2022 plus the present value of the terminal values for the Company, plus the present value of the cash tax savings from the Company’s federal and state net operating loss carryforwards, estimated by Company’s management as of December 31, 2013, which we refer to as NOLs, and plus the Company’s net cash as of December 31, 2013. The Company’s financial advisors calculated estimated terminal values for the Company by applying a range of perpetual growth rates at a rate of decline of 30% to 10% (based on the fact the expiry of the Company’s patent on OFIRMEV would lead to increased competition from generics) to the Company’s estimated terminal year unlevered, after-tax free cash flow. The Company’s financial advisors discounted the unlevered, after-tax free cash flows and terminal value using discount rates ranging from 10.0% to 12.0%, which discount rates were based on a weighted average cost of capital calculation. The weighted average cost of capital was calculated using the Company’s cost of debt and the Company’s cost of equity based on the risk free rate, the tax rate, risk, and size premia using data from Ibbotson Associates, and the industry unlevered beta based on information derived from the companies listed in the below section “Trading Comparables Analysis.” The Company’s financial advisors discounted the Company’s NOLs to present value using a discount rate of 12.0%, based on the Company’s cost of equity. The results of this analysis implied an equity value per share range for the Company’s common stock of $7.50 to $9.00.”

•	By amending and restating the subsection “Selected Precedent Transactions Analysis” under the subsection heading entitled “Background and Reasons for the Company Board’ s Recommendation – Opinions of the Company’s Financial Advisors” on page 30 of the Schedule 14D-9 as follows:

“The Company’s financial advisors reviewed and analyzed selected precedent transactions involving companies in the pharmaceutical industry that they viewed as generally relevant in evaluating the transaction. In performing these analyses, the Company’s financial advisors analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the present transaction.

Specifically, the Company’s financial advisors reviewed 16 merger and acquisition transactions since November 2006 involving pharmaceutical companies that the Company’s financial advisors deemed relevant to consider in relation to the Company and the transaction based on certain financial and operational characteristics. Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions contemplated by the Merger Agreement or to the Company, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the Merger Agreement and/or involve targets that, for purposes of analysis, may be considered similar to the Company.

The precedent transactions reviewed were:

Announcement Date	Target	Acquiror	Transaction Value/ Net 12 Months (NTM) Revenue
01/08/14	Aptalis Pharma Inc.	Forest Laboratories	4.1x
11/07/13	Santarus, Inc.	Salix Pharmaceuticals, Ltd.	5.6x
07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.	3.9x
04/29/13	Actient Pharmaceuticals, LLC	Auxilium Pharmaceuticals, Inc.	4.4x
09/03/12	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.	2.9x
04/26/12	EUSA Pharma	Jazz Pharmaceuticals plc	3.8x
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb	2.5x
04/05/11	Inspire Pharmaceuticals, Inc.	Merck & Co., Inc.	3.6x
12/01/10	Eurand Pharmaceuticals, Inc.	Axcan Pharma Inc.	2.2x
06/30/10	Abraxis BioScience	Celgene Corporation	4.7x
09/03/09	Sepracor Inc.	Dainippon Sumitomo Pharma Co., Ltd.	1.7x
03/12/09	CV Therapeutics, Inc.	Gilead Sciences	6.1x
09/01/08	Sciele Pharma Inc.	Shionogi & Company, Limited	2.7x
11/29/07	Axcan Pharma Inc.	TPG Capital	2.9x
11/18/07	Pharmion	Celgene Corporation	7.0x
11/20/06	CoTherix, Inc.	Actelion Pharmaceuticals Ltd	3.5x

Among other things, the Company’s financial advisors reviewed the transaction value (calculated as the equity purchase price, plus any debt, less cash and cash equivalents of the target company) as a multiple of the acquired company’s next 12 months, or NTM, revenue. Financial data of the selected transactions were based on public filings, research analysts’ consensus estimates and other publicly available information. Based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied a range of transaction value/NTM revenue multiples, based on the median and high transaction value/NTM revenue multiple, of 3.7x to 7.0x to the Company’s estimated NTM revenue (fiscal year 2014 revenue), as set forth in the Management Operating Plan, in order to calculate an implied equity value per share range. The results of this analysis implied an equity value per share range for the Company’s common stock of $7.50 to $13.25.”

•	By amending and restating the subsection “Trading Comparables Analysis” under the subsection heading entitled “Background and Reasons for the Company Board’ s Recommendation – Opinions of the Company’s Financial Advisors” on page 31-32 of the Schedule 14D-9 as follows:

“The Company’s financial advisors reviewed and analyzed certain financial information, implied multiples and market trading data relating to the following selected pharmaceutical companies that the Company’s financial advisors deemed comparable to the Company for purposes of this analysis based on certain financial and operational characteristics and their experience and professional judgment.

The selected companies were:

Company	Enterprise Value/2014 Estimated Revenue		Enterprise Value/2015 Estimated Revenue

Cubist Pharmaceuticals, Inc.	5.5x		4.7x

Pacira Pharmaceuticals Inc.	NM	*	9.1x

The Medicines Company	3.4x		2.7x

Ironwood Pharmaceuticals, Inc.	NM	*	9.6x+

Acorda Therapeutics, Inc.	2.6x		2.3x

Auxilium Pharmaceuticals, Inc.	3.9x		3.4x

VIVUS, Inc.	6.5x		3.5x

*	NM = Multiples in excess of 10.0x were deemed to be not meaningful for analysis purposes.
+	Excluded from summary statistics.

Although none of the aforementioned selected companies is directly comparable to the Company, the companies included are publicly traded companies with certain operational and financial characteristics, which, for purposes of this analysis, may be considered similar to certain operational or financial characteristics of the Company.

The Company’s financial advisors reviewed, among other things, the enterprise value of each selected company as a multiple of such selected company’s estimated revenue for fiscal years 2014 and 2015. Financial data of the comparable companies were based on public filings, research analysts’ consensus estimates and other publicly available information. Based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied a range of enterprise value/2014E revenue multiples, in each case using market data as of February 10, 2014, based on the median and 75th percentile enterprise value/2014E multiples, of 3.9x to 5.5x to the Company’s estimated fiscal year 2014 revenue, as set forth in the Management Operating Plan, in order to calculate an implied equity value per share range. The results of this analysis implied an equity value per share range for the Company’s common stock of $7.75 to $10.50. In addition, based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied a range of enterprise value/2015E revenue multiples, based on the median and 75th percentile enterprise value/2015E multiples, of 3.5x to 4.4x to the Company’s estimated fiscal year 2015 revenue, as set forth in the Management Operating Plan, in order to calculate an implied equity value per share range. The results of this analysis implied an equity value per share range for the Company’s common stock of $9.50 to $11.50.”

•	By amending and restating the subsection “Analyst Price Target Range” under the subsection heading entitled “Background and Reasons for the Company Board’ s Recommendation – Opinions of the Company’s Financial Advisors” on page 33 of the Schedule 14D-9 as follows:

“The Company’s financial advisors reviewed stock price targets for the Company’s common stock reflected in eight publicly available Wall Street research analyst reports. The Company’s financial advisors observed that the low and high stock price targets in such research analyst reports ranged from $8.00 to $15.00 per share, as follows:

	Date	Price Target
Guggenheim	1/22/14	$15.00
Wedbush	1/30/14	$15.00
Ladenburg Thalmann	1/21/14	$14.00
JMP Securities	11/6/13	$11.00
Cowen and Company	01/16/14	$10.25
UBS	1/30/14	$9.00
PiperJaffray	2/3/14	$8.00
Bank of America Merrill Lynch	1/13/14	$8.00

”

•	By amending and restating the subsection “Discounted Cash Flow Analysis – ‘Ability to Pay’ Case” under the subsection heading entitled “Background and Reasons for the Company Board’ s Recommendation – Opinions of the Company’s Financial Advisors” on page 33 of the Schedule 14D-9 as follows:

“Utilizing the Ability to Pay Projections (as defined below) provided to the Company’s financial advisors by the Company’s management, the Company’s financial advisors performed a discounted cash flow analysis of the Company based upon an “ability to pay” analysis of the Company, which represented forecasts that the Company’s management estimated a potential buyer with greater resources could reasonably achieve. The Company’s management did not view the Ability to Pay case as achievable on a standalone basis. The Company’s financial advisors calculated the present value of the unlevered, after-tax, free cash flows that the Company was forecasted to generate for fiscal years 2014 through 2022 under the Ability to Pay case plus the terminal values for the Company, plus the present value of the cash tax savings from the Company’s NOLs subject to Section 382 change of control limitations (based on Company management’s estimate as of December 31, 2013 of useable federal and state NOLs) and plus net cash as of December 31, 2013. The Company’s financial advisors calculated estimated terminal values for the Company by applying a range of perpetual growth rates at a rate of decline of 30% to 10% (based on the fact that the expiry of the Company’s patent on OFIRMEV would lead to increased competition from generics) to the Company’s estimated terminal year unlevered, after-tax free cash flow. The Company’s financial advisors discounted the unlevered, after-tax free cash flows and terminal value to present value using discount rates ranging from 10.0% to 12.0%, which discount rates were based on a weighted average cost of capital calculation (calculated using the inputs and assumptions set forth in the above section “Discounted Cash Flow Analysis – Management Operating Plan”). The Company’s financial advisors discounted the Company’s NOLs to present value using a discount rate of 12% based on the Company’s cost of equity. The results of this analysis implied an equity value per share range for the Company’s common stock of $11.50 to $14.50.”

•	By amending and restating the subsection “Company Projections” under the subsection heading entitled “Certain Projections” on page 35 of the Schedule 14D-9 as follows:

“Company Projections

	For the year ended December 31,
In millions	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Net Sales, net of discount and reserves	$176	$244	$318	$418	$493	$542	$596	$212	$210

Cost of goods sold	(58)	(80)	(104)	(142)	(170)	(187)	(206)	(86)	(85)

Gross Profit	118	164	214	276	323	355	390	126	125

Operating Expenses:
Research and development	(6)	(5)	(3)	(4)	(4)	(4)	(2)	(1)	(1)
Sales, general and administrative	(95)	(91)	(91)	(75)	(74)	(72)	(72)	(8)	(8)
Other (amortization of license patent)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	—

Total Operating Expenses	(102)	(97)	(95)	(80)	(79)	(77)	(75)	(10)	(9)

Operating Income	$16	$67	$119	$196	$244	$278	$315	$116	$116
Tax expense	(6)	(24)	(42)	(69)	(86)	(97)	(110)	(40)	(40)

Net Operating Profit after Tax	$10	$44	$77	$128	$159	$180	$205	$75	$75

Capital expenditures, changes in working capital and certain non-cash expenses	(3)	(4)	(7)	(18)	(2)	(1)	(1)	24	1
Milestone payments	—	(10)	(15)	—	—	—	—	—	—

Unlevered Free Cash Flow	$7	$29	$55	$109	$157	$180	$203	$99	$76

The Company projected YE 2013 usable federal and state Net Operating Losses (“NOLs”) each of approximately $390 million. Discounted at a 12% rate and utilized from 2014-2018, the present value of NOLs is approximately $1.10 per share.”

•	By amending and restating the subsection “Ability to Pay Projections” under the subsection heading entitled “Certain Projections” on page 36 of the Schedule 14D-9 as follows:

“Ability to Pay Projections

	For the year ended December 31,
In millions	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Net Sales, net of discount and reserves	$184	$291	$424	$566	$735	$853	$939	$375	$393

Cost of goods sold	($61)	($101)	($151)	($203)	($264)	($303)	($331)	($112)	($118)

Gross Profit	$123	$190	$273	$363	$471	$550	$608	$264	$275

Operating Expenses:

Research and development	(10)	(9)	(7)	(8)	(8)	(6)	(2)	(1)	(1)
Sales, general and administrative	(94)	(90)	(91)	(75)	(74)	(72)	(72)	(17)	(15)
Other (amortization of license patent)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	—	—

Total Operating Expenses	(105)	(100)	(99)	(84)	(83)	(79)	(75)	(18)	(16)

Operating Income	$18	$90	$173	$279	$388	$470	$533	$246	$259

Tax expense	(6)	(31)	(61)	(98)	(136)	(165)	(187)	(86)	(91)

Net Operating Profit after Tax	$12	$58	$113	$181	$252	$306	$346	$160	$168

Capital expenditures, changes in working capital and certain non-cash expenses	(11)	(8)	(6)	8	17	2	2	(7)	(1)
Milestone payments	—	(10)	(15)	—	—	—	—	—	—

Unlevered Free Cash Flow	$0	$41	$92	$189	$269	$308	$349	$153	$167

The Company projected YE 2013 usable federal and state Net Operating Losses (“NOLs) each of approximately $390 million. Discounted at a 12% rate and utilized from 2014-2022 under the Section 382 limitation, the present value of NOLs is approximately $0.95 per share. The long-term tax exempt rate was assumed to be 3.56% and purchase price of equity was assumed to be $14.00 per share.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the first sentence of the first paragraph of Item 5 on page 36 of the Schedule 14D-9 as follows:

“In connection with Lazard’s services as financial advisor to the Company, the Company has agreed to pay to Lazard for such services an aggregate fee of approximately $15.8 million, of which approximately $0.8 million was payable upon the rendering of Lazard’s opinion and approximately $15.0 million of which is contingent upon the closing of the transaction.”

•	By amending and restating the first sentence of the second paragraph of Item 5 on page 36 of the Schedule 14D-9 as follows:

“In connection with Centerview’s services as financial advisor to the Company, the Company has agreed to pay to Centerview for such services an aggregate fee of approximately $8.1 million, of which approximately $0.8 million was payable upon the rendering of Centerview’s opinion and approximately $7.3 million of which is contingent upon the closing of the transaction.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the fourth sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 43 of the Schedule 14D-9 as follows:

“The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on February 18, 2014. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on March 5, 2014, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

•	By amending and restating the subsection “Certain Litigation” on page 44 of the Schedule 14D-9 as follows:

“Following the announcement of the execution of the Merger Agreement, eight purported stockholder class actions were filed challenging the transaction. Six of the actions were filed in the Court of Chancery of the State of Delaware (collectively, the “Delaware Actions”): Wolfson v. Cadence Pharmaceuticals, Inc., et al., No. 9341 (filed February 12, 2014); Goode v. Garner, et al., No. 9361 (filed February 18, 2014); Bushansky v. Cadence Pharmaceuticals, Inc., et al., No. 9365 (filed February 19, 2014); Bokol v. Cadence Pharmaceuticals, Inc., et al., No. 9367 (filed February 19, 2014); Elvir v. Cadence Pharmaceuticals, Inc., et al., No. 9370 (filed February 19, 2014); and Nguyen v. Cadence Pharmaceuticals, Inc., et al., No. 9376 (filed February 21, 2014). Two more actions were filed in the Superior Court of the State of California, San Diego County (collectively, the “California Actions”): Denny v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00002579-CU-BT-CTL (filed February 13, 2014); and Militello v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00003634-CU-BT-CTL (filed February 20, 2014).

The Delaware and California Actions are substantially identical. All the complaints bring claims against, and allege that, the directors of the Company breached their fiduciary duties by agreeing to a transaction that purportedly undervalues the Company. Among other things, plaintiffs allege that the members of the Company Board failed to maximize the value of the Company to its public stockholders; negotiated a transaction in their best interests to the detriment of the Company public stockholders; and agreed to supposedly preclusive deal-protection measures that unfairly deter competitive offers. All the complaints other than Bushansky further allege that Parent and/or Purchaser and/or the Company aided and abetted these purported breaches of fiduciary duty. The California Actions also name 25 John Doe defendants.

The Delaware and California Actions seek, among other things, (i) an order enjoining the proposed Offer and/or Merger; (ii) rescission of the transaction, to the extent already implemented, or alternatively rescissory damages; and (iii) attorneys’ fees and costs.

On February 26, 2014, plaintiff in Wolfson filed an Amended Class Action complaint against the defendants that added allegations, among others, that the Company had omitted to disclose allegedly material information in the Schedule 14D-9. On February 27, 2014, the Court of Chancery of the State of Delaware consolidated the Delaware Actions under the caption In re Cadence Pharmaceuticals, Inc., Stockholder Litigation, No. 9341-VCP, and designated the amended complaint filed in Wolfson as the operative complaint in the consolidated Delaware Actions. On February 28, 2014, the Delaware court further granted the parties’ stipulation and proposed order regarding expedited discovery.

On March 7, 2014, the Company, each of the Company’s directors, Parent and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Actions, which sets forth the parties’ agreement in principle for a settlement of those actions. As explained in the MOU, the Company, the director defendants, Parent and Purchaser have agreed to the settlement solely to avoid the costs, disruption, and distraction of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares (excluding defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) during the period beginning on February 10, 2014, through the effective date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer and the Merger as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by the Company stockholders in connection with the Offer and the Merger.

As part of the settlement, the Company agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in this Amendment to the Schedule 14D-9. This Amendment should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in this Amendment. Nothing in this Amendment or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment.

Additionally, as part of the settlement, the Company Board has made a commitment that, in the event that the Company receives a Takeover Proposal (as defined in the Merger Agreement), the Company Board will promptly consider and respond to such Takeover Proposal, in accordance with the terms of the Merger Agreement. Additionally, as part of the settlement and pursuant to the MOU, Parent and Purchaser also agreed to forbear from exercising certain rights under the Merger Agreement, as follows: (i) the period following a termination of the Merger Agreement during which the Company would be obligated in certain circumstances to pay the Cadence Termination Fee (as defined in the Offer to Purchase) will be reduced from nine months to seven months, and (ii) the three business day period after delivery of a Notice of Intended Recommendation Change (as defined in the Offer to Purchase) in response to a Superior Proposal (as defined in the Offer to Purchase) during which the Company Board may not make an Adverse Recommendation Change (as defined in the Offer to Purchase) will be reduced to two business days.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cadence, Inc.

By:	/s/ Theodore R. Schroeder
Name:	Theodore R. Schroeder
Title:	President and Chief Executive Officer

Dated: March 7, 2014